UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  August 2015
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 31, 2015

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

NEWS RELEASE

PORTAGE’S PPL WILL ADVANCE ITS LEAD CANDIDATE PPL-003 TO AN IND FOR DRY EYE DISEASE AND UVEITIS

 Toronto, Ontario, August 31, 2015 – Portage Biotech Inc. (“Portage” or “the Company”)) (OTC Market: PTGEF, Canadian Securities Exchange: PBT.U), is pleased to announce that its wholly owned subsidiary, Portage Pharmaceuticals Ltd. (PPL) will be advancing its lead candidate, PPL-003, to an Investigational New Drug (IND) application for the topical treatment of dry eye disease and uveitis.  PPL recently completed a study in a rat model of dry eye disease where topical PPL-003 solution achieved highly significant efficacy and a more rapid onset of action than 0.1% dexamethasone.

In addition PPL recently also completed an exploratory study of PPL-003 in a T-cell dependent rabbit model of uveitis.  Topical treatment with PPL-003 for two weeks was well tolerated and demonstrated reduced inflammation in the anterior chamber and the vitreous confirming that this cell penetrating peptide therapeutic is able to penetrate into the eye and exhibit its anti-inflammatory activity in eye tissues.  Previously PPL announced positive results in acute endotoxin-induced models of anterior uveitis in mice and rabbits and excellent toleration in normal rabbits dosed for 7 days.  These studies confirm the cell penetrating properties of PPL-003 and its broad anti-inflammatory activity through inhibition of NFkB transcription factor activation.

Dr. Jeffrey A. Jamison, whose company Ophthy-DS of Kalamazoo, MI (USA) conducted these new studies, said. “PPL-003 is the only compound I have seen to work as well as the steroid."

Dr. Bruce H. Littman, C.E.O. of PPL, said “with these results PPL has high confidence in the properties of PPL-003 as a topical treatment for dry eye and other inflammatory eye diseases.  To our knowledge, PPL-003 is the only NFkB inhibitor for these indications and we believe that it will differentiate favourably from existing drugs such as Allergan’s Restasis (topical cyclosporine 0.05%), the market leader for dry eye, as well as newer agents close to approval or in trials that target only one inflammation mechanism. There is a high medical need as well as significant market potential for safer and more effective treatments.”

About Portage:

Portage is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet medical need. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

Portage is seeking discovery and co-development partners in areas such as certain inherited diseases, inflammatory and autoimmune disease, cancer, infectious disease, neurology and psychiatry developing novel targeted therapies, and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

Portage seeks to work with a wide range of partners, in all phases of development through in-licensing or other types of alliances. The collaboration may include direct funding or investing human capital from our extensive pool of talented scientists and physicians. Specifically, Portage will invest sweat equity as well as, or instead of, capital. This internal pool of drug developers, financiers, scientists and physicians will provide unique value-add for our partners including but not limited to mitigating risks, clinical trial design, regulatory expertise and maximizing the rewards.

Portage also has another subsidiary, Biohaven Pharmaceutical Holding Company Limited (Biohaven) in which Portage holds 54% equity interest. Biohaven is a privately-held biopharmaceutical company engaged in the identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. Biohaven founders were among the first researchers at Yale University to discover the therapeutic potential of the NMDA antagonist ketamine and other glutamate modulating agents in the treatment of neuropsychiatric disorders.  Biohaven has a worldwide license from Yale University to use intellectual property relating to the use of certain glutamate modulating agents in the treatment of neuropsychiatric disorders. The company's first drug candidate, BHV-0223, is a reformulated glutamate modulating agent being developed for treatment-resistant mood and anxiety disorders. BHV-0223 is currently in Phase 1 of clinical trial after clearance of its IND by U.S. Food and Drug Administration in August 2015.

For further information, contact Dr. Greg Bailey, the Chairman at gb@portagebiotech.com or Kam Shah, Chief Financial Officer, at (416) 929-1806 or ks@portagebiotech.com or visit our website at www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.